UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YUMA ENERGY, INC.
(Name of Issuer)


Common Stock, par value $0.001 per share
(Title of Class of Securities)

98872F105
(CUSIP Number)

Ranesh Ramanathan
200 Clarendon Street
Boston, Massachusetts 02116
(617) 516-2493
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 26, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f)
 or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 98872F105
1
NAME OF REPORTING PERSON

Bain Capital Credit Member, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ?          (b) ?
3
SEC USE ONLY

4
SOURCE OF FUNDS

OO (See Item 3)
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT
 TO ITEMS 2(d) OR 2(e)

?
6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

None

8
SHARED VOTING POWER

1,607,301

9
SOLE DISPOSITIVE POWER

None

10
SHARED DISPOSITIVE POWER

1,607,301
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,607,301
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

?
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13.2%(1)
14
TYPE OF REPORTING PERSON

CO

(1)
Percent of class is based on 12,200,974 shares of Common Stock issued and outstanding as of October 26, 2016, based on information provided by the Issuer.




  CUSIP No. 98872F105
1
NAME OF REPORTING PERSON

Sankaty Davis, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ?          (b) ?
3
SEC USE ONLY

4
SOURCE OF FUNDS

OO (See Item 3)
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) OR 2(e)

?
6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

None

8
SHARED VOTING POWER

1,607,301

9
SOLE DISPOSITIVE POWER

None

10
SHARED DISPOSITIVE POWER

1,607,301
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,607,301
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

?
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2% (1)
14
TYPE OF REPORTING PERSON

PN


(1)
Percent of class is based on 12,200,974 shares of Common Stock issued and outstanding as of October 26, 2016, based on information provided by the Issuer.


CUSIP No. 98872F105

ITEM 1. 	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, no par value (the "Common Stock"), of Yuma
Energy, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1177 West Loop
South, Suite 1825,
Houston, Texas 77027.

ITEM 2. 		IDENTITY AND BACKGROUND

(a)	This Statement is being filed jointly by the following persons
 (collectively, the "Reporting Persons"):

(i) Bain Capital Credit Member, LLC ("BCCM"), a Delaware limited liability company, is the administrative member of Sankaty
Davis, LLC ("Sankaty Davis").

(ii) Sankaty Davis, a Delaware limited liability company, whose administrative member is Bain Capital Credit Member, LLC.

As a result of the relationships described in this statement, BCCM may be deemed to possess indirect beneficial ownership of the shares of Common Stock held by Sankaty Davis. BCCM disclaims indirect beneficial ownership of the shares of
 Common Stock except to the extent of its pecuniary interest in such shares.

(b)	The address of the principal business office of each of
the Reporting Persons is 200 Clarendon Street, 37th Floor
Boston, Massachusetts 02116.

(c)	The Reporting Persons are principally engaged in the business of the investment in securities.

(d)	During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding.

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(c) above.

ITEM 3. 		SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       The Reporting Persons acquired the securities of the Company on October 26, 2016 in connection with the merger and reincorporation
(the "Merger") of the Yuma Energy, Inc., a California corporation ("Yuma California"), Yuma Merger Subsidiary, Inc. ("Merger Sub"), a Delaware corporation and wholly-owned subsidiary of the Company, with and into Davis Petroleum Acquisition Corp., a Delaware corporation ("Davis"), pursuant to that certain Agreement and Plan of Merger and Reorganization dated as of February 10, 2016 and as amended on September 2, 2016
(the "Merger Agreement"), by and among the Company, Yuma California, Merger Sub and Davis.

       Pursuant to the Merger, each share of common stock, no par value per share ("Yuma California Common Stock"), of Yuma California, was exchanged for the right to receive approximately 0.04967 shares of Common Stock upon the closing of the merger. The offer and sale of the Common Stock issued in the exchange was registered under the Securities Act of 1933, as amended (the "Securities Act"), on Form S-4
 (File No. 333-212103), originally filed with the Securities and Exchange Commission (the "SEC") on June 17, 2016 by the Company.

       Upon consummation of the Merger, the Reporting Person received a total of 1,607,301 shares of Common Stock in exchange for its shares of Yuma California Common Stock.

       The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger
 Agreement, which is attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference.



ITEM 4. 		PURPOSE OF TRANSACTION

The Common Stock was acquired as a result of the Merger. The Reporting Persons have no plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or any of the other events described in Item 4(a) through 4(j) of Schedule 13D.

ITEM 5. 		INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The information set forth in Rows 7 through 13 of the cover pages to this Schedule 13D is hereby incorporated herein by reference for each Reporting Person.

(c) Except as set forth in Item 3 above, the Reporting Person has not effected any transaction in the shares of Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. 	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

As required under the Merger Agreement, on October 26, 2016, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Reporting Persons and certain other stockholders of the Company, pursuant to which the Company agreed to register, at its cost, with the SEC the resale of the Common Stock issued to such holders of Common Stock and the Common Stock issued upon conversion of the Series D Convertible Preferred Stock, $0.001 par value per share, of the Company
(the "Series D Preferred Stock"). The Company has agreed to file a shelf registration statement (the "Shelf Registration Statement") with the SEC within 180 days after the closing of the Merger. The parties to the Registration Rights Agreement may request registration no more than three times during any twelve (12) consecutive months of shares having an estimated offering price of greater than $5.0 million. No request may be made after the fourth anniversary of the effectiveness of the Shelf Registration Statement. In addition, if the Company files a registration statement within four years of the effectiveness of the Shelf Registration Statement, it must offer to the parties to the Registration Rights Agreement the opportunity to include the resale of their shares in the registration statement, subject to customary qualifications and limitations. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.4 and is incorporated by reference herein.
As required under the Merger Agreement, on October 26, 2016, Yuma entered into a Lock-up Agreement (the "Lock-up Agreement") with Davis and the other stockholders party to the Registration Rights Agreement (collectively, the "Lock-up Persons"), pursuant to which the Lock-up
Persons are restricted for a period of 180 days (the "Lock-up Period") after the closing of the Merger from offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, lending or otherwise transferring or disposing of any shares of Common Stock, Series D Preferred Stock of Yuma or any other class of Yuma's capital stock (collectively, "Capital Stock") or any other securities convertible into or exercisable or exchangeable for any Capital Stock, whether now owned or hereafter acquired by the Lock-up Person during the Lock-Up Period or with respect to which the undersigned has or hereafter acquires the power of disposition during the Lock-Up
Period, or enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of ownership of any Capital Stock or any securities convertible into or exercisable or exchangeable for any Capital Stock. The foregoing restrictions will not apply to certain other transfers customarily excepted.
The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement, a copy of which is attached hereto as Exhibit 99.5 and is incorporated by reference herein.
Other than as described in this Schedule 13D and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to the
securities of Yuma.


ITEM 7. 		MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1: Joint Filing Agreement, dated November 7, 2016 (filed herewith)
Exhibit 99.2: Agreement and Plan of Merger and Reorganization dated as of February 10, 2016,by and among Yuma Energy, Inc.,
Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc.
 and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Yuma
Energy, Inc. (SEC File No.: 001-32989) with the SEC on February 16, 2016).
Exhibit 99.3: First Amendment to the Agreement and Plan of Merger and Reorganization dated as of September 2, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc.,
Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Yuma Energy, Inc. (SEC File No.: 001-32989) with the SEC on September 6, 2016).


Exhibit 99.4: Registration Rights Agreement dated October 26, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Registrant with the SEC on
 November 1, 2016 Exhibit 99.5: Form of Lock-up Agreement
(incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Yuma Energy, Inc. (SEC File No. 001-37932) with the SEC on November 1, 2016).


SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 7, 2016
BAIN CAPITAL CREDIT MEMBER, LLC

By:	_______________________________
	Name:
	Title:



SANKATY DAVIS, LLC

By:	_______________________________
	Name:
	Title:


EXHIBIT 99.1


       The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entity or person, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  November 7, 2016

BAIN CAPITAL CREDIT MEMBER, LLC

By:	_______________________________
	Name:
	Title:



SANKATY DAVIS, LLC

By:	_______________________________
	Name:
	Title:







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